January 23, 2019

Ms. Deborah L. O’Neal

Senior Counsel

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549

Re:	360 Funds Trust (the “Trust”) (File Nos. 333-123290 and 811-21726)

Dear Ms. O’Neal:

On November 16, 2018, the Trust filed with the U.S. Securities and Exchange Commission (the “Commission”) Post-Effective Amendment No. 121 under the Securities Act of 1933, as amended (the “1933 Act”), and Amendment No. 122 under the Investment Company Act of 1940, as amended (collectively, the “Amendment”), to the Trust’s registration statement relating to the Crow Point Alternative Income Fund (the “Fund”), a portfolio series of the Trust. The Amendment was filed pursuant to Rule 485(a) under the 1933 Act to, among other things disclosed in the Amendment, re-designate the Fund’s single class shares as Investor Class shares and add new Institutional Class shares.

You recently provided comments to us relating to the Amendment. This letter responds to those comments and they are set out separately below. For your convenience and reference, we have summarized your comments in this letter and provided the Trust’s response below each such comment. On January 28, 2019, the Trust will file a Post-Effective Amendment to the Registration Statement pursuant to Rule 485(b) under the 1933 Act (the “B-Filing”). The B-Filing is being made for the purpose of incorporating modifications to the Fund’s prospectus and statement of additional information in response to your comments on the Amendment as described in this letter and to make other minor and conforming changes.

Summary Prospectus – Fees and Expenses of the Fund; Example

1.	Comment: Please include the Fund’s completed fees and expenses table and Example in this response letter at least one week prior to filing the B-Filing.

Response: Set forth below is the Fund’s completed fees and expenses table and Example that will be included in the B-Filing:

Fees and Expenses of the Fund. This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund. More information is available from your financial professional and in the section captioned “Purchasing Shares” on page __ of this prospectus.

JOHN H. LIVELY ● MANAGING PARTNER

11300 Tomahawk Creek Pkwy ● Ste. 310 ● Leawood, KS 66211 ● p: 913.660.0778 ● c: 913.523.6112

Practus, LLP ● John.Lively@Practus.com ● Practus.com

Ms. Deborah L. O’Neal

U.S. Securities and Exchange Commission

January 23, 2019

Shareholder Fees (fees paid directly from your investment)

	Investor Class shares	Institutional Class shares
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	None	None
Maximum Deferred Sales Charge (Load) (as a percentage of amount redeemed)	None	None
Maximum Sales Charge (Load) Imposed on Reinvested Dividends/Distributions	None	None
Redemption Fee on Shares	None	None

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

	Investor Class shares	Institutional Class shares
Management Fees	1.00%	1.00%
Distribution and Service (12b-1) Fees	0.25%	0.00%
Other Expenses	2.09%	2.09%
Dividends From Securities Sold Short and Interest Expense	0.01%	0.01%
Other Operating Expenses	2.08%	2.08%
Acquired Fund Fees and Expenses[1]	0.26%	0.26%
Total Annual Fund Operating Expenses[2]	3.60%	3.35%
Fee Waivers and Expense Reimbursements	(0.83)%	(0.83)%
Total Annual Fund Operating Expenses After Waivers and/or Expense Reimbursements[3]	2.77%	2.52%
1.	This number represents the combined total fees and operating expenses of the underlying funds (e.g., investment companies and other pooled investment vehicles) owned by the Fund and is not a direct expense incurred by the Fund or deducted from the Fund’s assets. Since the number does not represent a direct operating expense of the Fund, the operating expenses set forth in the Fund’s financial highlights do not include this figure.

2.	Pursuant to an operating expense limitation agreement between Crow Point and the Fund, the Adviser has agreed to waive or reduce its fees and to assume other expenses of the Fund, if necessary, in an amount that limits “Total Annual Fund Operating Expenses” (exclusive of interest, expenses incurred under a plan of distribution adopted pursuant to Rule 12b-1 under the 1940 Act, taxes, acquired fund fees and expenses, brokerage commissions, dividend expenses on short sales and other expenditures which are capitalized in accordance with generally accepted accounting principles and other extraordinary expenses not incurred in the ordinary course of such Fund’s business) to not more than 2.25% of the average daily net assets of each share class of the Fund through January 31, 2020. This operating expense limitation agreement can be terminated only by, or with the consent of, the Board of Trustees. Each waiver or reimbursement of an expense by the Adviser is subject to repayment by the Fund within three fiscal years following the fiscal year in which the expense was incurred, provided that the Fund is able to make the repayment without exceeding the expense limitation in place at the time of the waiver or reimbursement and at the time the waiver or reimbursement is recouped.

Example. This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds.

2

Ms. Deborah L. O’Neal

U.S. Securities and Exchange Commission

January 23, 2019

This Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. This Example also assumes that your investment has a 5% return each year and the Fund’s operating expenses remain the same, and the contractual agreement to limit expenses remains in effect only until January 31, 2020. Although your actual costs may be higher or lower, based on these assumptions your cost would be:

Period Invested	1 Year	3 Years	5 Years	10 Years
Investor Class Shares	$280	$1,026	$1,794	$3,809
Institutional Class Shares	$255	$953	$1,674	$3,584

Summary Section – Performance

2.	Comment: Please include the Fund’s completed bar chart and performance table in this response letter at least one week prior to filing the B-Filing.

Response: Set forth below is the Fund’s completed bar chart and performance table that will be included in the B-Filing:

Performance. The Fund was reorganized on October 6, 2017 from a series of Northern Lights Fund Trust, a Delaware statutory trust (the “Predecessor Fund”), to a series of 360 Funds, a Delaware statutory trust (the “Reorganization”). While the Fund is substantially similar to the Predecessor Fund and theoretically would have invested in the same portfolio of securities, the Fund’s performance may be different than the performance of the Predecessor Fund due to, among other things, differences in fees and expenses.

The bar chart and performance table below show the variability of the Predecessor Fund’s returns, which is some indication of the risks of investing in the Fund. The bar chart shows performance of the Predecessor Fund’s Class I shares for each full calendar year since the Predecessor Fund’s inception, as well as the performance of the Fund’s Class I shares after the Reorganization. The performance table compares the performance of the Predecessor Fund’s/Fund’s Class A, Class C and Class I shares over time to the performance of a broad-based securities market index. You should be aware that the Predecessor Fund’s past performance (before and after taxes) may not be an indication of how the Fund will perform in the future. Effective January 28, 2019, the Fund’s single share class was re-designated as Investor Class, and a new Institutional Class shares was added. Updated performance information will be available at no cost by calling (877) 244-6235.

3

Ms. Deborah L. O’Neal

U.S. Securities and Exchange Commission

January 23, 2019

PERFORMANCE BAR CHART1

(calendar year returns as of December 31)

1.	The returns shown in the bar chart are for the Fund’s single share class. Effective January 28, 2019, the Fund’s single share class was re-designated as Investor Class, and a new Institutional Class was added.

The year-to-date return for the Fund’s Investor Class shares as of the most recent quarter ended December 31, 2018 was (4.98)%.

During the periods shown in the bar chart, the best performance for a quarter was 2.05% (for the quarter ended December 31, 2017). The worst performance for a quarter was (4.87)% (for the quarter ended December 31, 2018).

AVERAGE ANNUAL TOTAL RETURNS

(for periods ended December 31, 2018)

	One Year	Five Years	Since Inception (January 13, 2012)
Investor Class Shares*
Return Before Taxes	(4.98)%	(0.64)%	(0.45)%
Return After Taxes on Distributions	(5.06)%	(1.12)%	(1.52)%
Return After Taxes on Distributions and Sale of Fund Shares	(3.14)%	(0.74)%	(0.87)%
Barclay’s Global Aggregate Index (reflects no deduction for fees, expenses or taxes)	0.01%	2.52%	2.05%
HFRX Absolute Return Index** (reflects no deduction for fees, expenses or taxes)	(0.49)%	1.36%	1.57%

* Effective January 28, 2019, the Fund’s single share class was re-designated as Investor Class, and a new Institutional Class was added.

** The HFRX Absolute Return Index is included because it shows how the Fund’s performance compares with the returns of an index of funds with similar investment objectives.

4

Ms. Deborah L. O’Neal

U.S. Securities and Exchange Commission

January 23, 2019

The HFRX Absolute Return Index is designed to be representative of the overall composition of the hedge fund universe. It is comprised of all eligible hedge fund strategies; including but not limited to convertible arbitrage, distressed securities, equity hedge, equity market neutral, event driven, macro, merger arbitrage, and relative value arbitrage. As a component of the optimization process, the index selects constituents which characteristically exhibit lower volatilities and lower correlations to standard directional benchmarks of equity market and hedge fund industry performance.

After-tax returns are calculated using the historical highest individual federal income tax rates in effect as of December 31, 2018 and do not reflect the impact of state and local taxes. Actual after-tax returns depend on an investor’s tax situation and may differ from those shown. After-tax returns shown are not relevant to investors who hold their Fund shares through tax-deferred arrangements, such as 401(k) plans or IRAs. After-tax returns are shown for Investor Class shares and after-tax returns for other Classes will vary.

Current performance of the Fund may be lower or higher than the performance quoted above. Effective January 28, 2019, the Fund’s single share class was re-designated as Investor Class, and a new Institutional Class shares was added. Updated performance information may be obtained by calling (877) 244-6235.

* * * * * * * * * *

Please contact me at (913) 660-0778 regarding the responses contained in this letter.

Sincerely,

/s/ John H. Lively
John H. Lively

5